U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Shular                          Craig                S.
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   (Last)                           (First)             (Middle)
c/o UCAR S.A.
Route de Pallatex
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                                    (Street)

1163 Etoy                           Switzerland
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

GrafTech International Ltd.
GTI
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

05/31/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

President, Chief Operating Officer, and President, Graphite Power Systems
Division
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/14/02        D(6)            12,996      D      $14.05     5,000         D
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Common Stock                                                                                       2,366         I        (1)
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Common Stock                                                                                      15,566         I        (2)
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Common Stock                                                                                      20,000(5)      D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  4(b)(v).

                                                   Page 1 of 2            (Over)
                                                                  SEC 1474(7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

                                                                               Common
                                                                               Stock
                                                                               par value
Stock Option                                                                   $.01 per
(right to buy)      $17.3125                                 (3)       9/29/08 share     150,000          150,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $14.00                                    2/28/05 2/28/10  share      30,000           30,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $8.56                                    12/15/02 12/15/10 share     100,000          100,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $8.85                                    (4)       9/25/11 share      87,000           87,000    D

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
Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings Plan.
(2) Represents obligations whose value is based on the Common Stock. The reporting person disclaims any beneficial ownership of these securities.
(3) Of such options, 50,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(4) Options were granted as part of an annual grant. Of such options, 15,000 vested on September 25, 2001 and 72,000 will vest on September 25, 2003.
(5) Of such shares, 10,000 will vest on each of January 1, 2003 and January 1, 2004, provided that the reporting person is still employed by the Company on those dates.
(6) As previously disclosed, management purchased these shares with loans from the Company under an employee compensation plan with the objective of achieving stock ownership guidelines for executive officers. The Board of Directors has determined that it would be in the best interests of the Company to terminate the plan and unwind the loans, and offered to accept surrender of these shares in repayment of the loans. All reporting officers currently meet or exceed stock ownership guidelines of the Company and have not otherwise sold Company stock. In the aggregate, the purchase and surrender does not result in a material profit or loss to the Company or any officer.


  /s/ Karen G. Narwold                                      June 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Karen G. Narwold, Attorney-in-fact for
             Craig S. Shular

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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